

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Mr. Saumen Chakraborty
President and Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No.3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034
India

**Re:**     **Dr. Reddy's Laboratories Limited**
             **Form 20-F for the Fiscal Year Ended March 31, 2013**
             **Filed July 10, 2013**
             **File No. 001-15182**

Dear Mr. Chakraborty:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

    After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 38. Contingencies
Litigations, etc., page F-64

1.  Please tell us how your disclosure provides the information required by paragraph 86(a), (b) and (c) or paragraph 91 of IAS 37 for your contingent liabilities.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant